Invesco ETFs

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

September 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Jaea Hahn

Re:	Invesco Exchange-Traded Self-Indexed Fund Trust

File Nos. 333-221046; 811-23304

Follow-Up Response to Certain Comments on Post-Effective Amendment No. 107

Dear Ms. Hahn:

This letter responds to certain follow-up comments from the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on September 3, 2021 regarding Post-Effective Amendment No. 107 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Self-Indexed Fund Trust (the “Trust”), which is also Post-Effective Amendment No. 108 to the Trust’s registration statement under the Investment Company Act of 1940, as amended. The Amendment was filed with the SEC on June 21, 2021 to register three new series of the Trust: Invesco BulletShares 2031 Corporate Bond ETF, Invesco BulletShares 2031 Municipal Bond ETF, and Invesco BulletShares 2029 High Yield Corporate Bond ETF (each, a “Fund,” and collectively, the “Funds”).

The Staff first provided comments on the Amendment to us via telephone on August 4, 2021, and we responded to such comments in a letter to the Staff dated August 31, 2021 (the “Initial Letter”). This letter supplements the responses provided in the Initial Letter. Additionally, we confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, which will reflect all changes discussed in this letter and in the Initial Letter.

1.	Comment:	As noted in the comments set forth in the Initial Letter, the Declaration of Trust contains a process for shareholders to bring derivative actions and requires shareholders commencing or maintaining such derivative actions to potentially

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

September 7, 2021

reimburse the Trust for the costs and expenses incurred in reviewing the demand request. Please disclose these provisions of the Declaration of Trust in each Fund’s prospectus and indicate that such provisions do not apply to derivative claims arising under the federal securities laws.

Response:

Regarding the Staff’s first comment (to disclose these matters in the prospectus), for the reasons the Trust set forth in the Initial Letter, we respectfully decline to move the disclosure from the Funds’ SAI into their prospectuses. Regarding the Staff’s second comment (to disclose that such provisions do not apply to derivative claims arising under the Federal securities laws), we have amended the existing disclosure in accordance with that comment. The additional language in the SAI is set forth below in bold text:

If a demand is rejected, the complaining shareholder will be responsible for the costs and expenses (including attorneys’ fees) incurred by a Fund in connection with the consideration of the demand, if a court determines that the demand was made without reasonable cause or for an improper purpose. If a derivative action is brought in violation of the Trust’s Declaration, the shareholders bringing the action may be responsible for a Fund’s costs, including attorneys’ fees. The Declaration further provides that each Fund shall be responsible for payment of attorneys’ fees and legal expenses incurred by a complaining shareholder only if required by law, and any attorneys’ fees that the Fund is obligated to pay on the basis of hourly rates shall be calculated using reasonable hourly rates. Insofar as the Federal securities laws supersede state law, these provisions do not apply to shareholder derivative claims that arise under the Federal securities laws.

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We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 684-5902 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Anita De Frank
Anita De Frank Counsel

cc:	Adam Henkel, Esq.

Eric Purple, Esq.

Alan Goldberg, Esq.

Mark Greer, Esq.